SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, February 17, 2014 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest, low-cost and low-fare airline in Latin America, announces that its subsidiary VRG Linhas Aéreas S.A. ("VRG") celebrated code-share agreements with Aerolíneas Argentinas S.A. (“Aerolíneas Argentinas”) and Austral Líneas Aéreas – Cielos del Sur S.A. (“Austral”), a member company of the Aerolíneas Argentinas group. These agreements seek to further strengthen GOL’s presence in the Argentinean market, contributing to an even closer relation between the countries and offering a great quantity of destinations for both Companies’ customers.

The companies also celebrated a Frequent Flyer Program (“FFP”) agreement through which they will offer all customers the benefits of their respective mileage programs, GOL’s SMILES and Aerolíneas Argentinas’ Aerolíneas Plus. The agreement allows SMILES’ customers to accrue and redeem Aerolíneas Argentinas’ miles, with new options for international destinations.

The code-share agreements celebrated by VRG with Aerolíneas Argentinas and Austral were authorized with no restrictions by the Brazilian National Civil Aviation Agency (ANAC) on November 26, 2013, and by the Administrative Council of Economic Defense (CADE) on January 16, 2014, and are predicted to be implemented on the second quarter of 2014. In Argentina, both agreements have already been approved by the Argentinean National Administration of Civil Aviation.

About Aerolíneas Argentinas

Aerolíneas Argentinas and Austral currently serve 36 domestic destinations, covering all provinces in Argentina. In relation to international destinations, Aerolíneas Argentinas covers the following territories: Madrid, Rome, Barcelona, Sydney, Miami, New York, Caracas, Bogotá, Lima, Santiago, Santa Cruz de la Sierra, Asuncion, Montevideo and Punta del Este. Currently, Aerolíneas Argentinas flies to the following destinations in Brazil: Rio de Janeiro, São Paulo, Porto Alegre, Belo Horizonte, Brasília, Florianópolis (only during high season) and Salvador with regular flights.

1	GOL Linhas Aéreas Inteligentes S.A

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 910 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

2	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.